UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 31 Jul 2008

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosures: SENS Announcement: Media release – Sasol Inzalo exceeds all expectations

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration No.: 1979/003231/06)
Share code JSE: SOL   NYSE: SSL
ISIN: ZAE000006896   US8038663006
("Sasol")

MEDIA RELEASE

SASOL INZALO EXCEEDS ALL EXPECTATIONS

Response to the Sasol Inzalo Black Public Invitations has far
exceeded expectation in terms of its broad-based appeal and the
invitations are almost four times oversubscribed with the funded
invitation receiving the bulk of the applications.

As a testimony to the broad-based attraction of the invitations,
95% of the applications received were for 200 shares, or less.

"We had a high end target of bringing 200 000 new shareholders
into Sasol through Inzalo and at this stage, we have about 309
000 applicants, the vast majority of whom are individuals seeking
200 shares or less," said Sasol Chief Executive, Pat Davies.

In addition to the huge numbers of applications received, Inzalo
has been well received by both men and women, with a strong
showing by women at 47% of the applications.

Since the close of the invitations, a detailed process of
reconciliation and collation has been underway, to allow for the
due processing of the applications.

A cornerstone of the Sasol Inzalo invitations was to create a
transaction that would offer truly broad-based empowerment to a
mass of people.

"The success of Inzalo has been way beyond our expectations and
the consequence of this unprecedented response is that the
transaction will not be able to accommodate everyone to their
full expectation," Davies said.

The Inzalo commitment to shareholder development of a broad-based
nature remains firm. The share allocation model was designed to
ensure that shares will be issued in a "bottom up" approach. Any
applicants seeking small numbers of shares will be accommodated
first - in full or in part. This will ensure the Sasol objectives
of a fundamentally broad-based Inzalo shareholder profile will be
fulfilled. Allocations further up the pyramid will be made on a
pro-rata basis, based on the number of shares applied for by the
applicant, as well as the number of shares available.

As stated in the prospectus, where the full application cannot be met, the applicant will receive a refund in the appropriate amount of money by electronic transfer back into the applicant's specified personal bank account. Interest will be paid to the affected applicant from the closing date of 9 July, until the date of the refund, which is anticipated to be approximately six weeks.

In line with the prospectus, Sasol anticipates responding to applicants within 45 days of the closing date. The target date of 22 August has been determined and Sasol will endeavour to meet that deadline. Should the large volumes of applications require an extension to those 45 days the public will be informed.

Sasol will ensure the allocation strictly adheres to the guidelines detailed within the Inzalo prospectus to ensure a fair allocation of shares.

It is expected that new shareholders should begin to receive their "welcome packs" towards the end of August. The packs will contain their specific share allocation notice as well as information relating to Sasol, their rights and responsibilities as new shareholders, as well as administrative information.

Further information, relating to the final and confirmed number of shareholders as well as the allocation process will be made to the public via the media, after 19 August 2008.

The Sasol Inzalo call centre remains active and can be contacted on 0800 000 222.

The Sasol Inzalo black public invitations closed on 9 July 2008, following a 3 day extension, from the original closing date of 5 July. Sasol would like to thank South Africans for the enormous support and interest shown in the Inzalo transaction.

Issued by:
Jacqui O'Sullivan, Group Communication Manager
Direct telephone +27 (011) 441-3252; Mobile +27 (0) 082 883 9697;
jacqui.osullivan@sasol.com

Johann van Rheede, Sasol Media Manager
Direct telephone +27 (011) 441-3295; Mobile +27 (0) 82329 0186;
johann.vanrheede@sasol.com

Merchant bank and transaction sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Sponsor
Deutsche Securities (SA) (Proprietary) Limited

31 July 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 July 2008   By: /s/ N L Joubert
                                              Name: Nereus Louis Joubert
                                              Title: Company Secretary